UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number:  001-41980

SENSTAR TECHNOLOGIES CORPORATION
(Translation of registrant’s name into English)

119 John Cavanaugh Drive, Ottawa, Ontario
 Canada, K0A 1L0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On November 25, 2024, Senstar Technologies Corporation (the “Corporation”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Corporation’s principal executive offices located at 119 John Cavanaugh Drive, Ottawa, Ontario, Canada, K0A 1L0. At the Meeting, the Corporation’s shareholders approved the following resolutions:

(i)
to re-elect Gillon Beck to serve as a director on the Board of Directors of the Corporation until the next annual meeting of shareholders and his successor is duly elected or appointed, or his earlier resignation or removal;

(ii)
to re-elect Kelli Roiter to serve as a director on the Board of Directors of the Corporation until the next annual meeting of shareholders and her successor is duly elected or appointed, or her earlier resignation or removal;

(iii)
to re-elect Tom Overwijn to serve as a director on the Board of Directors of the Corporation until the next annual meeting of shareholders and his successor is duly elected or appointed, or his earlier resignation or removal;

(iv)
to re-elect Jacob Berman to serve as a director on the Board of Directors of the Corporation until the next annual meeting of shareholders and his successor is duly elected or appointed, or his earlier resignation or removal; and

(v)
to appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Corporation’s independent public accountants to hold office until the close of the next annual meeting of shareholders, and to authorize the Board of Directors to fix their remuneration.

Only shareholders of record as of the close of business on October 24, 2024 were entitled to vote at the Meeting. All resolutions were approved by the requisite majority under the Ontario Business Corporation Act (OBCA) and the By-Laws of the Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SENSTAR TECHNOLOGIES CORPORATION

Dated: November 25, 2024	By:	/s/ Alicia Kelly
Name: Alicia Kelly
Title: Chief Financial Officer